

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2010

By U.S. Mail and Facsimile to: (727) 726-2140

Ralph T. Finkenbrink
Senior Vice President and Chief Financial Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road, Building C
Clearwater, FL 33759

      Re: Nicholas Financial, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2008
             Form 10-Q for the Quarterly Period Ended September 30, 2009
             Form 8-K filed January 12, 2010
             File No. 000-26680

Dear Mr. Finkenbrink:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Cover Page

1.   You indicate that your common stock is registered under Section 12(g) of the
        Securities Exchange Act of 1934. However, securities listed on the NASDAQ
        Global Select Market are registered under Section 12(b) of the Securities
        Exchange Act of 1934 pursuant to the omnibus order for all NASDAQ-listed
        securities at the time of NASDAQ's conversion to a national securities exchange.
        Please revise the cover pages of future Form 10-K filings accordingly. See
        Release No. 34-54240 (July 31, 2006).

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 14

2.   Please confirm that the two named executives are the only employees of Nicholas
        Financial who receive total compensation greater than $100,000. Alternatively
        tell us why only two executives are listed. Consider Instruction 2 to Item
        402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7 in providing your
        response.

Annual Incentive Bonus, page 16

3.   In future filings, please explain how the amount of the annual incentive award
        was determined, including any minimum amount of revenue growth that had to be
        attained in the relevant fiscal year in order for an award to be made and any
        amount of growth that would generate the maximum award amount.

Summary Compensation Table, page 21

4.   Please tell us why the amounts paid pursuant to your incentive bonus programs
        are shown in column (d) in the table rather column (g). See Item 402(c)(vii) of
        Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

5.   Please tell us how you concluded that your 2009 annual incentive bonus program
        was not required to be filed as an exhibit to the Form 10-K. Refer to Item
        601(b)(10)(iii)(A) of Regulation S-K. Also tell us whether you have an incentive
        bonus program in place for fiscal 2010.

6.   The schedule to Exhibit 10.9 does not appear to have been updated since the form of dealer agreement was initially filed in 2006. Please update the schedule and refile Exhibit 10.9 with your next Form 10-Q. Also, please indicate that you will keep Exhibit 10.9 current by refiling it with an updated schedule each time you file a Form 10-K in the future.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Part II - Item 4. Submission of Matters to a Vote of Security Holders

7.   Please tell us why you have not provided the information required by this item with respect to your annual meeting of shareholders.

Form 8-K filed January 12, 2010

8.   Please tell us why you reported the execution of the new agreement regarding your credit line under Item 8.01 rather than Item 1.01. Also, please tell us your intentions with respect to filing the new agreement with the Commission.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel